Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-123966
PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 22, 2005)
AMLI RESIDENTIAL PROPERTIES TRUST
Up to 1,000,000 Common Shares

      We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares of beneficial interest offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, and except as noted below, we may offer and sell up to 1,000,000 of our common shares of beneficial interest, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares.
      Our common shares are listed on the New York Stock Exchange under the symbol “AML.” The last reported sale price of our common shares on the New York Stock Exchange on May 12, 2005 was $28.58 per share.
      Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange. To the extent that we sell our common shares in other transactions that are deemed to be “at the market offerings” pursuant to one or more sales agreements with other agents, the number of our common shares available for sale under this prospectus supplement will be reduced by the number of common shares sold by the other agents.
      Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.0% of the gross sales price per share of the first 150,000 common shares sold in any calendar month under the sales agreement and 3.0% of the gross sales price per share of any common shares sold under the sales agreement in excess of 150,000 common shares in any calendar month. In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

      Investing in our common shares involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.
The date of this prospectus supplement is May 12, 2005

PLAN OF DISTRIBUTION
      Upon written instructions from us, Cantor Fitzgerald & Co. will use its commercially reasonable efforts consistent with its sales and trading practices, to solicit offers to purchase the common shares under the terms and subject to the conditions set forth in the sales agreement. Cantor Fitzgerald & Co.’s solicitation will continue until we instruct Cantor Fitzgerald & Co. to suspend the solicitations and offers. We will instruct Cantor Fitzgerald & Co. as to the amount of common shares to be sold by Cantor Fitzgerald & Co. We may instruct Cantor Fitzgerald & Co. not to sell common shares if the sales cannot be effected at or above the price designated by us in any instruction. We or Cantor Fitzgerald & Co. may suspend the offering of common shares upon proper notice and subject to other conditions.
      Cantor Fitzgerald & Co. will provide written confirmation to us no later than the opening of the trading day on the New York Stock Exchange following the trading day in which common shares are sold under the sales agreement. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to us and the compensation payable by us to Cantor Fitzgerald & Co. in connection with the sales.
      We will pay Cantor Fitzgerald & Co. commissions for its services in acting as agent in the sale of common shares. Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.0% of the gross sales price per share of the first 150,000 common shares sold in any calendar month under the sales agreement and 3.0% of the gross sales price per share of any common shares sold under the sales agreement in excess of 150,000 common shares in any calendar month. We estimate that the total expenses for the offering, excluding compensation payable to Cantor Fitzgerald & Co. under the terms of the sales agreement, will be approximately $100,000.
      Settlement for sales of common shares will occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by us and Cantor Fitzgerald & Co. in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
      In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may, and will with respect to sales effected in an “at the market offering”, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor Fitzgerald & Co. against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to reimburse Cantor Fitzgerald & Co. for other specified expenses.
      The offering of our common shares pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all common shares subject to the agreement, whether by Cantor Fitzgerald & Co. or any other agent pursuant to an “at the market offering” or (2) termination of the sales agreement. The sales agreement may be terminated by us in our sole discretion at any time following a period of three months from the date of the sales agreement by giving notice to Cantor Fitzgerald & Co. Cantor Fitzgerald & Co. may terminate the sales agreement under the circumstances specified in the sales agreement and in its sole discretion at any time following a period of three months from the date of the sales agreement by giving notice to us.